

December 23, 2010

Steven P. Grimes
Chief Executive Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 11, 2010**
> **File No. 000-51199**

Dear Mr. Grimes:

We have reviewed your response letter dated December 3, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Financial Statements

Notes to Consolidated Financial Statements

(15) Litigation, page 26

1.   We note your response to our prior comment two. To the extent you have a loss contingency that is at least reasonably possible and the loss or range of loss is not reasonably estimable, please confirm for us that you will provide the disclosures required by paragraphs 3 and 4 in ASC 450-20-50 in future filings.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief